SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Celyad Oncology SA
(Name of Issuer)

Ordinary shares, no nominal value per share (Title of Class of Securities)

151205200** (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS CFIP CLYD LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS FIP II UB Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS FIP Fund II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS Hybrid GP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 151205200

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,500,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Original Schedule 13D”) filed by Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), and the other reporting persons named therein on December 17, 2021 relating to ordinary shares, no nominal value per share (“Ordinary Shares”), of Celyad Oncology S.A., a limited liability company incorporated and existing in the form of a naamloze vennootschap / société anonyme under Belgian law (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at Rue Edouard Belin 2, 1435 Mont-Saint-Guibert, Belgium.

Item 2. Identity and Background.

Annex A attached to this Amendment amends and restates Annex A attached to the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment supplements the disclosure in Item 3 of the Original Schedule 13D by adding the following:

On August 21, 2023, the Reporting Persons submitted an offer to the Issuer to acquire up to €8,506,500 in Ordinary Shares.  On August 24, 2023, CFIP CLYD (UK) Limited (“CFIP UK”), a United Kingdom limited liability company and a wholly-owned subsidiary of CFIP, entered into a Subscription Agreement (the “CFIP UK Subscription Agreement”) with the Issuer, pursuant to which the Issuer agreed to sell to CFIP UK, in an unregistered offering, an aggregate of 1,454,808 Ordinary Shares at a purchase price of €0.52 per share, for total gross proceeds of €756,500 (the “First Private Placement”), and an additional 14,903,846 Ordinary Shares, at the same price per share, for total gross proceeds of €7,750,000 (the “Second Private Placement”). The First Private Placement is expected to close on or about September 4, 2023 (the “First Closing Date”) subject to the satisfaction of customary closing conditions, and the Second Private Placement is expected to close before year end subject to the satisfaction of additional closing conditions including the approval by an extraordinary shareholders meeting of the Issuer, as described below. The funds to be used by CFIP UK to purchase the Ordinary Shares are expected to be funded from capital contributions from investment funds and managed accounts which are controlled affiliates of Fortress.

In accordance with the terms of the CFIP UK Subscription Agreement, the Issuer will convene an extraordinary general meeting of the shareholders of the Issuer, to be held as soon as possible, at which the shareholders of the Issuer will be asked to approve, among other things, (i) all items necessary to consummate the Second Private Placement, (ii) the definitive appointment to the Board of certain designees of CFIP UK, each for an initial mandate of four (4) years, and (iii) an amendment to the Issuer’s articles of association to memorialize in the Issuer’s articles of association the matters described in the first two paragraphs under “Amended and Restated Shareholders’ Rights Agreement” in Item 6 below.

Item 4. Purpose of Transaction.

This Amendment supplements the disclosure in Item 4 of the Original Schedule 13D by adding the following:

The information set forth in Items 3 and 6 of this Amendment is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management or other shareholders of the Issuer, or other third parties from time to time, with respect to, among other things, potential changes in the Issuer's operations, management, organizational documents, Board composition, ownership, capital or corporate structure, strategy and plans, strategic alternatives, financing sources, additional capital investments by the Reporting Persons and/or effecting one or more of CFIP’s or CFIP UK’s rights pursuant to the Amended Shareholders’ Rights Agreement.  Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Additionally, depending upon market conditions and other factors that they may deem material and subject to the terms of the Amended Shareholders’ Rights Agreement described in Item 6 below, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer or other financial instruments related to the Issuer or its securities (which may include rights or securities exercisable or convertible into securities of the Issuer) and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise.
Other than as described in Items 3, 4 and 6, none of the Reporting Persons nor, to the best of their knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment supplements the disclosure in Item 6 of the Original Schedule 13D by adding the following:

The information set forth in Item 3 of this Amendment is incorporated by reference in its entirety into this Item 6.

Amended and Restated Shareholders’ Rights Agreement

In connection with the CFIP UK Subscription Agreement, the Issuer will enter into an Amended and Restated Shareholders’ Rights Agreement (the “Amended Shareholders’ Rights Agreement”) with CFIP and CFIP UK. Pursuant to the Amended Shareholders’ Rights Agreement, Fortress Credit Advisors LLC or its designee shall have the right to select a number of members of the Issuer’s Board of Directors (the “Board”) depending on the percentage of the Issuer’s outstanding Ordinary Shares held by CFIP, CFIP UK and their permitted transferees (“Fortress Entities”), as follows: (i) a majority of the Board, as long as the Fortress Entities hold a majority of the Issuer’s outstanding Ordinary Shares; (ii) the greater of (a) four directors and (b) a percentage of the total number of Board members equal to the Fortress Entities’ ownership percentage rounded up to the nearest whole number (but not a majority), as long as the Fortress Entities hold at least 30% of the Issuer’s outstanding Ordinary Shares; and (iii) three directors, as long as the Fortress Entities hold at least 10% of the Issuer’s outstanding Ordinary Shares.  In addition, Fortress Credit Advisors LLC or its designee shall have the further right to select one individual to be a non-voting observer of the Board. On the First Closing Date, the Board will co-opt CFIP UK (represented by Michel Lussier) to replace Mel Management (represented by Michel Lussier) as a member of the Board.

Pursuant to the Amended Shareholders’ Rights Agreement, as long as the Fortress Entities hold at least 10% of the Issuer’s outstanding Ordinary Shares, certain intellectual property transactions and certain amendments to the Issuer’s articles of association or other transactions affecting the rights of CFIP and CFIP UK will be subject to its approval.

Additionally, pursuant to the Amended Shareholders’ Rights Agreement, CFIP will benefit from a right of first offer on any new indebtedness to be incurred by the Issuer and, as long as the Fortress Entities hold at least 10% of the Issuer's outstanding Ordinary Shares, each of CFIP and CFIP UK will have a right to purchase its pro rata portion of any new equity securities to be issued by the Issuer, as well as customary registration rights that they may exercise any time after the expiration of the Lockup Period (as defined below).

Pursuant to the Amended Shareholders’ Rights Agreement, CFIP and CFIP UK have agreed to a lock-up on sales of Ordinary Shares, which shall expire upon the 45th day following the First Closing Date (the “Lockup Period”).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the CFIP UK Subscription Agreement and the Form of Amended Shareholders’ Rights Agreement, included as Exhibit 4 and Exhibit 5, respectively, to this Amendment.

Other than as described herein or in Item 6 of the Original Schedule 13D, none of the Reporting Persons is a party to any contracts, arrangements or understandings or has any relationships with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

4	Subscription Agreement dated August 24, 2023, by and among CFIP CLYD (UK) Limited and Celyad Oncology SA.
5	Form of Amended and Restated Shareholders’ Rights Agreement by and among CFIP CLYD LLC, CFIP CLYD (UK) Limited and Celyad Oncology SA.

12

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2023	CFIP CLYD LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 24, 2023	FIP II UB INVESTMENTS LP

By: FIP Fund II GP LLC, its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 24, 2023	FIP FUND II GP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 24, 2023	HYBRID GP HOLDINGS LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 24, 2023	FIG LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 24, 2023	FORTRESS OPERATING ENTITY I LP

By: FIG Corp. its General Partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 24, 2023	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: August 24, 2023	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Annex A

Directors and Officers of CFIP CLYD LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Constantine M. Dakolias	Managing Partner
Joshua Pack	Managing Partner
Andrew McKnight	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
Paul Lyons	Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of FIP II UB Investments LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIP Fund II GP LLC	General Partner of FIP II UB Investments LP

Directors and Officers of FIP Fund II GP LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Constantine M. Dakolias	Managing Partner
Joshua Pack	Managing Partner
Andrew McKnight	Managing Partner
Marc K. Furstein	President
Jason Meyer	Chief Operating Officer
Paul Lyons	Chief Financial Officer
Timothy Bailey	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary

Directors and Officers of Hybrid GP Holdings LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Peter L. Briger Jr.	Director and Chairman
Constantine M. Dakolias	Director and President
Marc K. Furstein	Director and Chief Operating Officer
Daniel N. Bass	Director and Treasurer
David N. Brooks	Director and Secretary

Directors and Officers of FIG LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Wesley R. Edens	Principal, Co-Founder and Director
Peter L. Briger Jr.	Chairman and Principal
Randal A. Nardone	Principal, Co-Founder and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:
FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Wesley R. Edens	Principal, Co-Founder and Director
Peter L. Briger Jr.	Chairman and Principal
Randal A. Nardone	Principal, Co-Founder and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Position/Title:
Joshua Pack	Co-Chief Executive Officer
Andrew McKnight	Co-Chief Executive Officer
Wesley R. Edens	Director, Co-Founder and Principal
Peter L. Briger Jr.	Director, Chairman and Principal
Randal A. Nardone	Director, Co-Founder and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Director
Michael Rantz	Director
Yoshimitsu Goto (citizen of Japan)	Director
Rajeev Misra (citizen of the United Kingdom)	Director
Jane Dietze	Director
Hani Barhoush	Director
Michael Morell	Director and Security Director
Alex Clavel	Director

2